The Result of Ordinary General Meeting of Shareholders

Agenda 1: Approval of the 48th Fiscal Year Financial Statements

Item(Unit : KRW)	Consolidated	Separate

Total Assets	80,408,759 million	51,309,409 million

Total Liabilities	35,338,537 million	8,283,851 million

Paid-in Capital	482,403 million	482,403 million

Total Shareholders’ Equity	45,070,222 million	43,025,558 million

Sales	58,192,345 million	25,607,221 million

Operating Profit	2,410,043 million	2,238,249 million

Net Profit	-96,181 million	1,318,271 million

Net Profit per Share	1,845	16,067

<Approval of Dividend Distribution>

Details	2015
1 Annual Dividend per Share (KRW)	8,000
- Year-End Dividend (KRW)	6,000
- Interim Dividend (KRW)	2,000
2 Dividend Yield Ratio (%) (Annual Dividend per Share /Market Price)	4.5

Agenda2: Partial Amendments to Articles of Incorporation

Amendment
Article 2. Purpose
10. To engage in technology license sales and engineering business;
11. To engage in all other conducts, activities or businesses which are related, directly or indirectly, to the attainment and continuation of the foregoing purposes.

Article 6. Face Value, Types of Shares and Share Certificates
Share certificates shall be issued by the Company in denominations of one (1), five (5), ten (10), fifty (50), one hundred (100), five hundred (500), one thousand (1,000) and ten thousand (10,000) shares as the shareholders may request.

Article 10. Pre-emptive Rights
Any shares unsubscribed after the exercise of pre-emptive rights by shareholders who are entitled to them or any fractional shares remaining after the allocation of new shares may be disposed of by a resolution of the Board of
Directors according to the applicable laws or regulations.

Article 56. Dividends
The Company may pay quarterly dividends in cash by a resolution of the Board of
Directors each fiscal year. In such case, the record date for the distribution of quarterly dividends shall be the last day of March, June and September. The dividends should be paid within 20 days from the resolution above.
Dividends referred to in Paragraphs and shall be paid to the shareholders and registered pledgees whose names appear in the shareholders’ register of the
Company as of the last day of each fiscal year or the record date for the distribution of quarterly dividends.
Article 57. Cancellation of Treasury Stocks
The Company, by a resolution of the Board of Directors, may repurchase and cancel its outstanding shares following the methods set forth in the applicable laws or regulations.

Agenda 3: Election of Directors

- 3-1: Election of Outside Directors

Number of Elected Outside Director: 1 Director

Elected Outside Director

• Name : Lee, Myoung-Woo

• Date of Birth : January 5, 1954

• Recommended by : Director Candidate Recommendation Committee

• Major Experience : (Present) President and CEO, Dongwon Industries

Vice Chairman, iRiver

Chairman, Sony Korea

• Transactions with POSCO over the last three years : None

• Relationships with largest shareholders : None

• Term : 3 Years

- 3-2: Election of Inside Directors

Number of Elected Inside Director: 1 Director

Elected Inside Director

• Name : Choi, Jeong-Woo

• Date of Birth : April 10, 1957

• Recommended by : Board of Directors

• Major Experience : (Present) Senior Executive Vice President, POSCO

Senior Executive Vice President and Representative Director, Daewoo International

Executive Vice President, POSCO

• Transactions with POSCO over the last three years : None

• Relationships with largest shareholders : None

• Term : 1 Year

Agenda 4: Approval of Limits of Total Remuneration for Directors

The Limit of the Total Remuneration in the 49th fiscal year: KRW 7.0 billion

The Limit of the Total Remuneration in the 48th fiscal year: KRW 7.0 billion